June 23, 2008
Mr. H. Roger Schwall
Assistant Director
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Mail Stop 7010
Washington, DC 20549

Re:	Coeur d’Alene Mines Corporation Form 10-K for Fiscal Year ended December 31, 2007 Filed February 29, 2008 Schedule 14A Filed April 1, 2008 Response Letter Dated May 14, 2008 File No. 1-08641
Dear Mr. Schwall:
     I am writing on behalf of Coeur d’Alene Mines Corporation (“Coeur” or the “Company”) in response to the Staff’s letter of comments, dated June 12, 2008, regarding the Company’s Annual Report on Form 10-K for the year ended December 31, 2007 (the “Form 10-K”), which was filed on February 29, 2008, and the Company’s response letter, dated May 14, 2008. Set forth below are the comments contained in your letter and the Company’s responses thereto.
     Underlined text indicates new disclosure added to address certain of the Staff’s comments.
Form 10-K for Fiscal Year Ended December 31, 2007
Financial Statements
Note B — Summary of Significant Accounting Policies
Metal and Other Inventory, page F-12
1.	We note your response to our prior comment number three. Please modify your disclosure to indicate that the inventories associated with the Endeavor and Broken Hill mines are held by third parties. Please quantify and present these inventories separately if material.

Mr. H. Roger Schwall
June 23, 2008

Response:
Disclosure in response to this comment will be included in the second quarter 2008 Form 10-Q to be filed no later than August 11, 2008, under Note B-Summary of Significant Accounting Policies, Metal and Other Inventory, to clarify that the concentrate inventories associated with silver sales transactions from the Endeavor and Broken Hill mines are held by third parties. Concentrate inventories held by third parties associated with the Endeavor and Broken Hill mines amounted to $175,000 and $165,000, respectively, at December 31, 2007 and are included in the tabular disclosure in Note F as Concentrate and dorè inventory. Amounts were deemed immaterial for separate disclosure. Similar disclosures will be included in future Forms 10-K and Forms 10-Q, including separate disclosure of the dollar amounts if they become material. The disclosure will read as follows:
Metal and Other Inventory: Inventories include concentrate ore, dorè, ore in stockpiles and operating materials and supplies. The classification of inventory is determined by the stage at which the ore is in the production process. To the extent there is work in process inventories at the Endeavor and Broken Hill mines, such amounts will be carried as inventories . Inventories of ore in stock piles are sampled for gold and silver content and are valued based on the lower of actual costs incurred or estimated net realizable value based upon the period ending prices of gold and silver. Material that does not contain a minimum quantity of gold and silver to cover estimated processing expense to recover the contained gold and silver is not classified as inventory and is assigned no value. All inventories are stated at the lower of cost or market, with cost being determined using a weighted average cost method. Concentrate and dorè inventory includes product at the mine site and product held by refineries and are also valued at lower of cost or market value. Concentrate inventories associated with the Endeavor and Broken Hill mines are held by third parties. Metal inventory costs include direct labor, materials, depreciation, depletion and amortization as well as administrative overhead costs relating to mining activities.
Operational Mining Properties, page F-12
2.	We note from your response to comment four from our letter dated April 30, 2008, that drilling expenditures you incur at a producing mine to define and delineate residual mineral deposits that have not been classified as proven and probable reserves are capitalized. As there appears to be diversity in practice regarding the accounting treatment for such costs, please expand your accounting policy disclosures to address the items below. In addition, provide disclosure of the amounts that have been capitalized for the period and in total relative to these costs for each period presented.
•	Expand your accounting policy for exploration and development costs to address the criteria you use to determine whether or not a drilling expenditure represents an exploration cost or a development cost.
•	Please indicate, if true, that your accounting for drilling costs depends upon whether or not at the time the cost is incurred, the expenditure:

Mr. H. Roger Schwall
June 23, 2008

a.	Embodies a probable future benefit that involves a capacity, singly or in combination with other assets to contribute directly or indirectly to future net cash inflows;
b.	You can obtain the benefit and control others access to it, and,
c.	The transaction or event giving rise to your right to or control of the benefit has already occurred.
•	Expand your accounting policy to explain how you determine whether or not you have met the above criteria,
•	Clarify, if true, how the stage of mine development impacts whether or not expenditure represents an asset.
3.	Your response to our prior comment number five remains unclear. Please clarify your accounting for drilling and related costs incurred to identify additional resources, beyond the boundaries of your known resources at your development or production stage properties.
Response to #2 and #3:
The Company will modify its disclosures in response to these comments in the second quarter 2008 Form 10-Q to be filed no later than August 11, 2008, under Note B-Summary of Significant Accounting Policies, Operational Mining Properties and Mine Development, to expand the disclosure of our accounting policy for drilling and related costs incurred to update mineral resources to proven and probable reserves and our accounting treatment of drilling and related costs incurred to identify additional resources at our development and production stage properties.
The disclosure will read as follows:
Operational Mining Properties and Mine Development:
Capitalization of mine development costs that meet the definition of an asset begins once all operating permits have been secured, mineralization is classified as proven and probable reserves and a final feasibility study has been completed. Mine development costs include engineering and metallurgical studies, drilling and other related costs to delineate an ore body, the removal of overburden to initially expose an ore body at open pit surface mines and the building of access ways, shafts, lateral access, drifts, ramps and other infrastructure at underground mines. Costs incurred during the start-up phase of a mine are expensed as incurred. Costs incurred before mineralization is classified as

Mr. H. Roger Schwall
June 23, 2008

proven and probable reserves are expensed and classified as Exploration or Pre-development expense. All capitalized costs are amortized using the units of production method over the estimated life of the ore body based on recoverable ounces to be mined from proven and probable reserves. Interest expense allocable to the cost of developing mining properties and to construct new facilities is capitalized until assets are ready for their intended use. Gains or losses from sales or retirements of assets are included in other income or expense.
Drilling and related costs incurred at our operating mines are expensed as incurred as exploration expense, unless we can conclude with a high degree of confidence, prior to the commencement of a drilling program, that the drilling costs will result in the conversion of a mineral resource into proven and probable reserves. Our assessment is based on the following factors: results from previous drill programs; results from geological models; results from a mine scoping study confirming economic viability of the resource; and preliminary estimates of mine inventory, ore grade, cash flow and mine life. In addition, the Company must have all permitting and/or contractual requirements necessary to have the right to and/or control of the future benefit from the targeted ore body. The costs of a drilling program that meet these criteria are capitalized as mine development costs. All other drilling and related costs, including those beyond the boundaries of the development and production stage properties, are expensed as incurred.
Drilling and related costs of approximately $xx and $xx, respectively, for the periods presented met the criteria for capitalization listed above at our properties that are in the production stage.
The cost of removing overburden and waste materials to access the ore body at an open pit mine prior to the production phase are referred to as “pre-stripping costs.” Pre-stripping costs are capitalized during the development of an open pit mine. Stripping costs incurred during the production phase of a mine are variable production costs that are included as a component of inventory to be recognized in production costs applicable to sales in the same period as the revenue from the sale of inventory.
Note E — Investments and Other Marketable Securities, page F-19
4.	We note your response to our prior comment number seven. Your representation of the investment as of December 31, 2007 remains unclear. We further note your response indicates the ABCP last traded in an active market on or about August, 13, 2007. We re-issue that portion of our comment that requests you explain how you have classified (short-term vs. long-term) the investment as of year end. Please provide support for your conclusions if you are presenting this investment as a current asset at December 31, 2007.

Mr. H. Roger Schwall
June 23, 2008

Response:
The Company has recorded the Asset-Backed Commercial Paper (“ABCP”) as a non-current asset included in the “other” asset category on the Company’s consolidated balance sheet. This classification as non-current is based on the timing of our intent and ability to utilize those invested funds. The Montreal Proposal ABCP last traded in the active market on or about August 13, 2007 and there are currently no market quotations available for the Montreal Proposal ABCP. There is no certainty regarding the outcome of the Montreal Proposal and therefore there is a significant amount of uncertainty in estimating the amount and timing of cash flows associated with the Montreal Proposal ABCP. Accordingly, the Company believes that the ABCP investment is appropriately recorded as a non-current asset.
We note that the amounts for ABCP securities were not included in the table presentation of the investments as of December 31, 2007 contained in Note E- Investments and Other Marketable Securities. In future filings, the tabular disclosure of our investments will include the ABCP amounts as non-current assets beginning with the second quarter 2008 Form 10-Q to be filed no later than August 11, 2008, and similar disclosures will be included in future Forms 10-K and Forms 10-Q.
The tabular disclosure will appear as follows:

		Gross	Gross
		Unrealized	Unrealized	Estimated
As of March 31, 2008:	Cost	Losses	Gains	Fair Value

U.S. Corporate	$2,000,000	$—	$—	$2,000,000
U.S. Government	51,030,935	—	8,513	51,039,448
Total current available for sale: Securities	53,030,935	—	8,513	53,039,448
ABCP	5,286,243	—	—	5,286,243
Equity Securities	98,534	355	702,067	800,247
Total available for sale securities	$58,415,713	$355	$710,580	$59,125,938

Mr. H. Roger Schwall
June 23, 2008

Non-Producing and Development Properties, page F-23
5.	We note your response to our prior comment number nine. Please clarify for us the terms of this policy. It remains unclear why this policy represents an asset beyond the period of coverage. Your response indicates the policy provides coverage during the construction phase. Please clarify if this policy is written for the entire construction phase or in shorter increments. Also, please provide us with an understanding of your coverage, if any, during the production phase.
Response:
The Company obtained a political risk insurance policy from Overseas Private Insurance Corporation (“OPIC”) and another private insurer. The policy is in the amount of $155 million and covers 85% of any loss arising from expropriation, political violence or currency inconvertibility. The coverage period started December 17, 2004 and extends through December 16, 2024. The policy premiums are approximately $3.4 million per year. The cost of this insurance policy is incremental to the Company’s other operations and is directly related to the development, construction, and operation of the San Bartolome mine. Therefore, consistent with our accounting policy of capitalizing direct and incremental costs incurred during the development stage of our mines, we capitalized the costs of this policy during the mine’s development stage; these costs represented the direct and incremental cost of providing the necessary insurance coverage during that period. During the production stage of the mine (which is expected to commence near the end of the second quarter of 2008), the cost of this policy will be expensed as incurred.
Engineering Comments
6.	It appears that you are referring to the accommodation noted in Instruction 3 to paragraph (b)(5) of Industry Guide 7, which is available to foreign companies and not to domestic companies in your response to comment 12. The listing provisions of the Canadian and Australian stock exchanges were developed by self regulated entities and as such are not foreign law. Please modify your filing disclosure to remove your resource disclosures, and ensure your disclosures of mineralized material do not include inferred resources.
Response:
Instruction 3 to paragraph (b)(5) of Industry Guide 7 states that:
“Estimates other than proved (measured) or probable (indicated) reserves . . . shall not be disclosed unless such information is required to be disclosed by foreign or state law; provided, however, that where such estimates previously have been provided to a person . . . that is offering . . . to acquire the registrant’s securities, such estimates may be included.”
Based on the above, mining resource data may be disclosed by Coeur if:
•	such data is required to be disclosed pursuant to foreign law; and/or

Mr. H. Roger Schwall
June 23, 2008

•	such data previously has been disclosed by Coeur to another party that offered to acquire Coeur’s securities.
We respectfully submit that the plain English language contained in the above provision in Guide 7 is not limited to foreign companies. It refers to “foreign or state law,” and has no language supporting the proposition that the provision applies only to foreign companies. (Indeed, inclusion of the word “state” in Instruction 3 makes even more clear what is already clear — that the instruction applies to domestic corporations.)
With respect to Canada, Coeur’s Canadian counsel has confirmed that Coeur is a reporting issuer under the securities laws of the Canadian Provinces of Ontario, British Columbia and Alberta (the “Canadian Securities Laws”), and is therefore subject to the requirements of National Instrument 43-101, which has been adopted by each of those commissions and forms part of the Canadian Securities Laws. Among other things, National Instrument 43-101 requires mining companies to disclose resources in three categories (i.e., inferred, indicated and measured) of increasing confidence. Instrument 43-101 clearly constitutes “foreign law” in the same fashion that rules of the SEC constitute U.S. law.
With respect to Australia, corporations that have their securities listed on the Australian Securities Exchange (“ASX”), such as Coeur, are required to comply with the listing rules of that exchange and this requirement is enforceable against listed entities and their associates under sections 793C and 1101B of the Corporations Act 2001. In addition, the ASX Listing Rules constitute a contract between ASX and listed entities. The ASX Listing Rule requirements in relation to the public disclosure of mineral resources data by mining producing entities whose securities are listed on that exchange are set forth in the Australasian Code for Reporting of Exploration Results, Mineral Resources and Ore Reserves (the “JORC Code”). Clause 14 of the JORC Code requires that companies must review and publicly report on their mineral resources at least annually. Of course, Coeur is required to comply with the JORC Code, which has been adopted by and is included in the Listing Rules of the ASX on which Coeur’s shares are listed.
Notwithstanding Coeur’s being subject to the above Canadian and Australian legal authorities, Coeur has consistently and repeatedly disclosed mineral resource data to other parties in connection with transactions in which such other parties are offering to acquire Coeur securities. Examples of such transactions include:
•	Coeur’s very recent acquisition (in December 2007) of Bolinsi Gold NL, an Australian company listed on the Australian Stock Exchange, and Palmarejo Silver and Gold Corporation, a Canadian company listed on the TSX Venture Capital Exchange; and
•	Coeur’s March 2008 sale of $230,000,000 in aggregate principal amount of its 3.25% Convertible Senior Notes Due 2028.

Mr. H. Roger Schwall
June 23, 2008

Based on the above, it is respectfully submitted that Coeur may include inferred resource data in its Annual Reports on Form 10-K.

     In connection with the Company’s responses to the Staff’s comments set forth above, the Company acknowledges that (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     Please feel free to contact Arthur H. Bill of Foley & Lardner LLP, our counsel, at (202) 295-4003 if you have any questions regarding the above matters. Furthermore, accounting matters may be discussed with the undersigned at (208) 769-8152. Finally, the Staff’s Mining Engineer may call Donald Birak, a geologist and the Company’s Senior Vice President of Exploration, at (208) 769-5088 with any technical questions relating to engineering comments raised by the Staff.

Sincerely,
/s/ Mitchell J. Krebs

Mitchell J. Krebs Senior Vice President and Chief Financial Officer

cc:	Kelli C. Kast, Esq. Arthur H. Bill, Esq.